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                           August 25, 2023

       Thomas Ren
       Chief Financial Officer
       Cheetah Mobile Inc.
       Building No. 11
       Wandong Science and Technology Cultural Innovation Park
       No.7 Sanjianfangnanli, Chaoyang District
       Beijing 100024
       People   s Republic of China

                                                        Re: Cheetah Mobile Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 18,
2023
                                                            File No. 001-36427

       Dear Thomas Ren:

              We have reviewed your August 21, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 11, 2023 letter.

       Form 20-F for the Year Ended December 31, 2022

       Item 3. Key Information
       Our Holding Company and Contractual Arrangements with the Consolidated Variable Interest
       Entities, page 3

   1. Please address the following as it relates to your response to prior comment 4:
                                                            Tell us the names
of the relevant Hong Kong operating entities referenced in your response.
                                                            Provide the names
of the nominee shareholders and their percentage ownership in each Hong Kong
operating entity.
 Thomas Ren
Cheetah Mobile Inc.
August 25, 2023
Page 2
             Provide us with an English translated copy of a deed and identify the specific terms of such deed that provide the Hong Kong Beneficial Owners with the power to direct the activities that most significantly impact the relevant Hong Kong operating entities economic performance and obtain the ability to approve decisions made by the relevant Hong Kong operating entities.
             Tell us your consideration to file a copy of such deed as an Exhibit to your filing.
           Refer to Item 4 of the Instructions as to Exhibits of Form 20-F
Risk Factors, page 10

2.    We note your proposed disclosure revisions in response to prior comment
1. Please
      provide us with the revised disclosures to your risk factors where you will discuss how
      Hong Kong law differs from PRC law and any risks and consequences to the company associated with those laws.
Notes to Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-14

3. We note from your response to prior comment 10 that certain entities listed in your corporate diagram are intermediate holding companies with no material operations and therefore were excluded from your disclosures here. Please explain further why Cheetah
      Mobile Calls Hong Kong Limited is excluded from this disclosure particularly considering they are a Hong Kong Beneficial Owner that holds the deeds of nominee to Hong Kong operating entities as indicated in your response to comment 4.
General

4. We will consider your responses to prior comments 13 - 15 when provided. You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459
or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                            Sincerely,
FirstName LastNameThomas Ren
                                                            Division of
Corporation Finance
Comapany NameCheetah Mobile Inc.
                                                            Office of
Technology
August 25, 2023 Page 2
cc:       Sheryl (Xuyang) Zhang
FirstName LastName